Michael K. Coddington
MCoddington@faegre.com
612.766.7328
October 19, 2006
VIA FEDERAL EXPRESS
Owen Pinkerton
Senior Counsel
U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Capella Education Company Registration Statement on Form S-1/A-4 File No.: 333-124119 Filed October 19, 2006
Dear Mr. Pinkerton:
     On behalf of Capella Education Company (the “Company”), for which we are serving as counsel, we are pleased to submit the following responses to the comments of the Staff as set forth in your letter to the Company dated October 17, 2006, on the Company’s Registration Statement on Form S-1/A-3, filed on October 6, 2006. This letter should be read in conjunction with the accompanying Amendment No. 4 to the Registration Statement (“Amendment No. 4”) which was filed by the Company on the date hereof with the Commission. This letter also serves to file via electronic transmission a copy of Amendment No. 4 pursuant to Rule 101(a)(2)(i) of Regulation S-T.
     The supplemental information set forth herein has been supplied by the Company for use in connection with the Staff’s review of the responses described below, and all such responses have been reviewed and approved by the Company. For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by the Company’s response in bold. In this letter, all page and footnote references, including those set forth in the Staff’s comments, have been updated to refer to the page numbers in Amendment No. 4.

General
1.	Comment: Throughout the prospectus, including in the summary, please revise to disclose the business purpose of the special dividend that will be paid to current shareholders from the proceeds received in the proposed offering. In connection with this we note that 65 percent of outstanding shares are held by executive officers and directors of the company.

Response: The Company has added appropriate disclosure on pages 5, 32 and 33 of the prospectus.

2.	Comment: Throughout the prospectus, including in the summary, please quantify the aggregate cash that will be paid to each director and executive officer by way of the special dividend.

Response: The Company has added appropriate disclosure on pages 5, 33 and 106 of the prospectus.
Prospectus Summary
Our Operating Strategy, page 3
3.	Comment: Please disclose here and in the Business section that since you will not receive any proceeds from the proposed offering, each of these strategies will be pursued using existing cash or future cash flows from operations.

Response: The Company has added appropriate disclosure on pages 3 and 65 of the prospectus.
Risks Affecting Us, page 3
4.	Comment: Please include a bullet point that briefly addresses the OIG audit discussed on pages 12-13 of the prospectus.

Response: The Company has added appropriate disclosure on page 3 of the prospectus.
The Offering, page 5
5.	Comment: Please disclose here and in all other relevant portions of the prospectus the amount of the proposed special dividend on a per share basis.

Response: The Company has added appropriate disclosure on pages 5, 32, 33 and 106 of the prospectus.

Risk Factors
The Office of Inspector General of the U.S. Department of Education has...page 12
6.	Comment: Please briefly discuss the possible sanctions, as disclosed on page 84, that may result if the company is found to have failed to comply with the regulatory standards governing Title IV programs. In addition, we note from page 84 that you have determined that the aggregate amount of funds not returned to learners that withdrew without providing official notification was approximately $500,000. Please disclose this in the text of the risk factor and clarify whether the company will be required to return these payments.

Response: The Company has revised its disclosure appropriately on pages 12, 13 and 84 of the prospectus.
We do not expect to retain proceeds from this offering after payment...page 30
7.	Comment: As part of this risk factor please make clear that in order to achieve the objectives included in the prospectus, the company will be unable to use any proceeds from this offering and will be forced to rely on cash on hand or future cash flows from operations.

Response: The Company has added appropriate disclosure on page 30 of the prospectus.
You will suffer immediate and substantial dilution, page 30
8.	Comment: Please quantify the impact on dilution to new investors as a result of the special dividend to current shareholders.

Response: The Company has added appropriate disclosure to pages 30 and 37 of the prospectus.
Financial Statements
Note 17 — Subsequent Event, page F-27
9.	Comment: Please advise us how you have complied with SAB Topic 1.B.3. as it relates to your special dividend. In addition, provide clarifying disclosure regarding the related parties that will benefit from this special dividend.

Response: The Company has informed us that it will revise its financial statements to reflect SAB Topic 1.B.3 in its next filing when the estimated initial public offering range has been included in the prospectus. In addition, prior to the next filing the Company will supplementally provide for the Staff’s review revised disclosure reflecting compliance with SAB Topic 1.B.3.

10.	Comment: Tell us what consideration was given to disclosing your possible exposure to refunding Title IV funds for instances of noncompliance noted in your OIG audit.

Response: The Company has advised us that it has reviewed its possible exposure to refunding Title IV funds in connection with FAS 5. The Company deemed a refund of Title IV funds for the period under audit was probable and determined a reasonably estimated amount of $217,000. The Company recorded an accrual of $217,000 as of September 30, 2006. The Company advised us that it assessed the materiality of the accrual against the balance sheet and operating income, pretax income, and net income for the nine months ended September 30, 2006 and deemed the amount to be immaterial. In addition, the Company advised us that the accrual did not result in a significant change for the nine months ended September 30, 2006 as compared to the nine months ended September 30, 2005 and therefore in the Company’s opinion, it did not warrant a separate disclosure in the MD&A. The Company also advised us that it assessed the materiality of the maximum exposure and did not deem it material against the balance sheet and income statement.

Due to the Company’s assessment of the possible exposure the Company advised us that it believes its disclosure in Footnote 8 that “The Company does not believe that the outcome of any pending claims will have a material adverse impact on its consolidated financial position or results of operations” addresses the current situation with the OIG audit.
     If we can facilitate the Staff’s review of Amendment No. 4, or if the Staff has any questions on any of the information set forth herein, please telephone me at (612) 766-7328 or Erik Romslo at (612) 766-7079. Either of us may also be reached toll-free at (800) 328-4393. Our fax number is (612) 766-1600. Thank you again for your time and consideration.
Very truly yours,

FAEGRE & BENSON LLP

/s/ Michael K. Coddington

Michael K. Coddington

cc:	Stephen G. Shank Lois M. Martin Gregory W. Thom Damien Zoubek Susan Jong David B. Miller Erik J. Romslo